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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Legrand Holding S.A.
(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Consolidated Financial Statements of Legrand S.A.S., pursuant to French GAAP, as of and for the period ended June 30, 2004

LEGRAND SAS FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2004

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

Consolidated statements of income FRENCH GAAP

	Legrand SAS
	Period from Jan 01, 2004 to June 30, 2004	Period from Jan 01, 2003 to June 30, 2003
	€ in millions
Net sales	1,486.2	1,389.0
Operating expenses
Cost of goods sold	(790.4)	(884.0)
Administrative and selling expenses	(380.9)	(373.0)
Research and development expenses	(125.7)	(132.0)
Other operating income (expenses)	7.9	5.0
Amortization of goodwill	(21.5)	(21.0)

Operating income (loss)	175.6	(16.0)

Interest income (expense)	(123.8)	(65.0)
Profit (losses) from disposal of fixed assets	6.3	1.0
Other income (expenses)	(47.4)	(27.0)

Income (loss) before taxes, minority interests and equity in earnings of investees	10.7	(107.0)

Income taxes	(34.0)	19.0

Net income (loss) before minority interests and equity in earnings of investees	(23.3)	(88.0)

Minority interests	(0.8)	0.0
Equity in earnings of investees	1.3	1.0

Net income (loss)	(22.8)	(87.0)

Consolidated balance sheets FRENCH GAAP

	Legrand SAS
	June 30, 2004	Dec 31, 2003
	€ in millions
ASSETS
Current assets
Cash and cash equivalent	58.9	67.9
Marketable securities	12.0	32.6
Restricted cash	40.5	37.0
Trade accounts receivable	588.1	509.9
Deferred income taxes	34.8	34.7
Other current assets	103.8	112.1
Inventories	414.6	385.5

Total current assets	1,252.7	1,179.7
Property, plant and equipment, net	860.8	914.9
Investments	22.7	21.8
Goodwill, net	794.0	810.4
Trademarks, net	1,596.5	1,591.1
Developed Technology, net	396.5	449.9
Restricted cash	69.7	90.5
Deferred income taxes	31.5	32.3
Other non-current assets	92.0	93.9

Total non-current assets	3,863.7	4,004.8
Total assets	5,116.4	5,184.5

	Legrand SAS
	June 30, 2004	Dec 31, 2003
	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	156.4	130.8
Accounts and notes payable	331.4	252.7
Deferred income taxes	3.0	3.0
Other current liabilities	328.6	347.4

Total current liabilities	819.4	733.9
Deferred income taxes	164.2	167.4
Other non-current liabilities	259.5	227.3
Long-term borrowings	1,485.4	1,707.7
Subordinated securities	89.2	108.9
Related party	1,910.3	1,839.6
Minority interests	18.7	18.2
Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(321.3)	(298.8)
Translation reserve	(68.4)	(79.1)

	369.7	381.5

Total liabilities and shareholders' equity	5,116.4	5,184.5

Consolidated statements of cash flows FRENCH GAAP

	Legrand SAS
	Period from Jan 01, 2004 to June 30, 2004	Period from Jan 01, 2003 to June 30, 2003
	€ in millions
Net income (loss)	(22.8)	(87.0)
Reconciliation of net income to net cash:
— depreciation of tangible assets	72.6	81.0
— amortization of intangible assets	88.6	95.0
— changes in long-term deferred taxes	(4.6)	(55.0)
— changes in other long-term assets and liabilities	30.1	9.0
— minority interests	0.8	0.0
— equity in earnings of investees	(1.3)	(1.0)
— other items having impacted the cash	34.9	101.0
(Gains) losses on fixed asset disposals	(6.3)	1.0
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
— inventories	(25.6)	(19.0)
— accounts receivable	(73.5)	(25.0)
— accounts and notes payable	76.7	20.0
— other operating assets and liabilities	(11.7)	(30.0)

Net cash (used in) provided from operating activities	157.9	90.0

Net proceeds from sales of fixed assets	28.6	11.0
Capital expenditures	(43.1)	(65.0)
Proceeds from sales of marketable securities	43.9	196.0
Investments in marketable securities	(5.7)	(5.0)
Investments in consolidated entities	0.0	(39.0)
Investments in non-consolidated entities	0.9	0.0

Net cash (used in) provided from investing activities	24.6	98.0

Related to shareholders' equity:
— capital increase	0.0	0.0
— dividends paid by subsidiaries	(0.5)	0.0
Other financing activities:
— reduction of subordinated securities	(19.7)	(21.0)
— new borrowings	5.0	675.0
— repayments of borrowings	(165.8)	(692.0)
— debt issuance costs	0.0	(7.0)
— increase (reduction) of commercial paper	0.0	(508.0)
— increase (reduction) of bank overdrafts	(10.8)	(83.0)

Net cash (used in) provided from financing activities	(191.8)	(636.0)

Net effect of currency translation on cash	0.3	(9.0)
Increase (reduction) of cash and cash equivalents	(9.0)	(457.0)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	58.9	102.0

Accounting policies and details

1)    Basis of presentation and accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America with respect to the presentation of the statement of income, the computation and presentation of the operating expenses and the application of FAS 133, FAS 142 and of EITF-93-16.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of June 30, 2004, and the consolidated results of operations and cash flows for the periods ended June 30, 2004 and June 30, 2003. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA's Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the period ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year.

2)    Inventories

        Inventories are comprised of the following:

	Legrand SAS
	June 30, 2004	Dec 31, 2003
	€ in millions
Purchased raw materials and parts	140.9	129.5
Sub-assemblies, work-in-process	93.9	89.1
Finished goods	243.3	227.7

	478.1	446.3

Less: allowances	(63.5)	(60.8)

	414.6	385.5

3)    Long-term borrowings and related party loan

        Long-term borrowings are comprised of the following:

	Legrand SAS
	June 30, 2004	Dec 31, 2003
	€ in millions
Senior credit agreement	1,081.7	1,323.8
8 1/2% debentures	319.3	306.7
Other long-term borrowings	84.4	77.2

	1,485.4	1,707.7

        Related party loan:

        On February 12, 2003, the Group's parent, Legrand Holding SA, issued (i) $350 million of senior notes due 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (together the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, Legrand Holding SA issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to make an intercompany funding loan to the Group in the amount of € 1,756 million. The proceeds to the Group were used to repay the €601.1 million loan under the mezzanine credit agreement and to repay the related party loan in the amount of €1,156 million made to Legrand SAS by the related party in connection with the acquisition of Legrand on December 10, 2002.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Legrand SAS
	June 30, 2004	Dec 31, 2003
	€ in millions
Current portion of long-term debt	47.6	54.2
Current portion of capital leases	7.6	5.8
Bank overdrafts	44.6	39.4
Other short-term borrowings	56.6	31.4

	156.4	130.8

5)    Comprehensive income

        The components of comprehensive income are as follows:

Legrand SAS Period from Jan 01, 2004 to June 30, 2004
€ in millions
Net income (loss)	(22.8)
Foreign currency translation adjustments	10.7

Comprehensive income (loss)	(12.1)

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

7)    Subsequent events

        We have no knowledge of any subsequent event.

8)    Reconciliation French GAAP to US GAAP

        The tables below show the US GAAP reconciliations of net income and net equity prepared in accordance with US GAAP.

RECONCILIATION OF PROFIT AND LOSS STATEMENT

	Legrand SAS
	Period from Jan 01, 2004 to June 30, 2004
	€ in millions
	French Gaap	Goodwill depreciation	EITF 93-16	FAS 133	Reclassifi- cation	US Gaap
Net sales	1,486.2					1,486.2
Operating expenses
Cost of goods sold	(790.4)					(790.4)
Administrative and selling expenses	(380.9)					(380.9)
Research and development expenses	(125.7)					(125.7)
Other operating expenses	7.9				(5.3)	2.6
Amortization of goodwill	(21.5)	21.5				0.0

Operating income (loss)	175.6	21.5	0.0	0.0	(5.3)	191.8

Interest income (expense)	(123.8)			6.3		(117.5)
Profits (losses) from disposal of fixed assets	6.3			0.0	(6.3)	0.0
Other revenues (expenses)	(47.4)			38.3	11.6	2.5

Income (loss) before taxes, minority interests and equity in earnings of investees	10.7	21.5	0.0	44.6	0.0	76.8

Income taxes	(34.0)		(4.5)	(15.7)		(54.2)

Net income (loss) before minority interests and equity in earnings of investees	(23.3)	21.5	(4.5)	28.9	0.0	22.6

Minority interests	(0.8)					(0.8)
Equity in earnings of investees	1.3					1.3

Net income (loss)	(22.8)	21.5	(4.5)	28.9	0.0	23.1

ANALYSIS OF AMORTIZATION EXPENSES

	Legrand SAS
	Period from Jan 01, 2004 to June 30, 2004
	€ in millions
	French Gaap	Goodwill depreciation	EITF 93-16	FAS 133	Reclassifi- cation	US Gaap
Amortization of tangible assets	(72.6)					(72.6)
Amortization of intangible assets	(88.6)	21.5				(67.1)

        a)    Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

        Pursuant to this statement, the group reversed the amortization expenses of goodwill registered under French GAAP (€ 21.5 million).

        b)    Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

        c)    Derivative financial instruments

        Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

        d)    Presentation of the statement of income

        To comply with US GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

Legrand SAS June 30, 2004
€ in millions
Net equity compliant with French GAAP	369.7
FAS 142	47.7
EITF 93-16	(14.4)
FAS 133	(68.6)

Net equity compliant with US GAAP	334.4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A.
Date: August 25, 2004	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

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SIGNATURES